Mail Stop 6010

      October 25, 2005

Mr. Roger B. Saillant
President & Chief Executive Officer
Plug Power, Inc.
968 Albany-Shaker Road
Latham, NY 12110

      Re:	Plug Power, Inc.
Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005
		File No. 000-27527

Dear Mr. Saillant:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

General

1. On September 15, 2005, you announced that you hired a new general
manager for European, Middle Eastern and African operations, and that
this person will work from your Netherlands office which employs
21
workers. Please tell us and revise Items 1, 2, 7 and 8 of the Form
10-K in future filings to discuss your foreign operations and planned future foreign operations, if material. In addition, revise the footnotes to your financial statements in future filings to provide the disclosures required by paragraph 38 of SFAS 131.

Item 9A. Controls and Procedures, page 26

2. Please revise future filings to include the disclosures required by Item 308(c) of Regulation S-K.

Consolidated Financial Statements

General

3. We note that you have recorded product and service revenue in each of the periods presented. You state on page F-8 that "multiple" products are being offered and that you are currently offering for commercial sale your GenCore product. We also note that you have entered into distribution and marketing agreements with GE, DTE Energy, Honda and others. In light of these facts, please tell us why you have concluded that as of December 31, 2004 you are a development stage company, as defined in paragraph 8 of SFAS 7.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Marketable Securities, page F-9

4. Please revise this note in future filings to present the composition of your marketable securities balance as of December 31,
2003. In addition, please revise this note in future filings to separately present the outstanding balance of each type of debt security as required by paragraphs 19(b) through 19(g) of SFAS 115.

Research and Development Contract Revenue, page F-10

5. We note that you account for your research and development arrangements as contracts to perform research and development for others. Please revise future filings to provide the disclosures required by paragraph 14 of SFAS 68.

Note 10.  Employee Benefit Plans, page F-17

6. You state that on June 20, 2003, you offered employees an option
to exchange options to purchase common stock with an exercise price
of $8.53 or greater per share for shares of restricted common stock
on a three for one basis.  Through this program, you issued
607,804
shares of restricted common stock and cancelled 1.8 million options to purchase common stock. You state that the compensation expense relating to this offer is being recognized on a straight-line basis over the vesting periods of the restricted stock. Please respond to the following:

* Tell us why you believe your accounting for this program complies with the guidance in Issue 36(a) and Issue 36(b) of EITF 00-23 as well as paragraphs 38-48 of FIN 44.

* Tell us why you concluded that you were not required to account for the replacement awards of restricted stock under variable accounting.

* Tell us how many options to purchase common stock were eligible for replacement under this program.

* Tell us how you accounted for options to purchase common stock for which the offer to replace with restricted common stock was declined.

Note 11.  Other Related Party Transactions, page F-19

7. We note that you have transactions with GE, GEFCS, DTE Energy and other entities that appear to be related parties as defined by paragraph 24 of SFAS 57. Please revise future filings to provide all of the disclosures required by paragraphs 2-4 of SFAS 57 for each related party.

Note 14. Commitments and Contingencies, page F-20

8. We note that you maintain a supply agreement with Engelhard Corporation which specifies the rights and obligations for Engelhard to supply products to you through 2010. Please tell us and revise future filings to disclose any significant purchase commitments pursuant to this supply agreement.
      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tom Dyer, Staff Accountant, at (202) 551-
3641
or me at (202) 551-3643 if you have questions. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202)
551-
3327.


      Sincerely,


      Kevin Vaughn
      Reviewing Accountant
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Mr. Roger B. Saillant
Plug Power, Inc.
October 25, 2005
Page 1